Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Date: June 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Nudrat Salik Michael Fay Robert Augustin Jane Park

Re:	Basel Medical Group Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 8, 2024
CIK No. 0002004489

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated May 29, 2024 on the Company’s Draft Registration Statement on Form F-1 previously submitted on May 8, 2024.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) confidentially to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 3 and reissue our comment. Please expand your disclosure here and in the Business section to discuss the timeline for your plans to expand your business across Singapore and the Southeast Asian region.

Response: Please refer to the revised disclosure in the section titled “Prospectus Summary—Overview”, “Business—Our Growth Strategies” and “Use of Proceeds.”

Business, page 54

2.	We note your response to prior comment 15, which we reissue in part. We refer to your disclosure throughout your registration statement of the rising aging population as a key driver of growth in the orthopedic market in Singapore. We also note your prominent disclosure of your corporate client base in the construction and oil & gas industries, which accounted for approximately 25% of your revenue in the fiscal year ended June 30, 2023, and that you offer sub-specialties that include sports medicine and trauma. Please expand your disclosure relating to your key client bases and the medical services provided.

Response: Please refer to the section “Types of Treatments and Services” for the medical services we provide. In addition, we have added the section “Patient Demographics” to provide expanded disclosure pertaining to our patient demographics.

Our Competitive Strengths, page 56

3.	We note your response to prior comment 14 and reissue our comment. For all statements throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements. As an example only, we continue to note references to your “best-in-class treatments and services” on page 56.

Response: Please refer to the revised disclosures in the Revised Draft Registration Statement.

We have a highly scalable corporate infrastructure to support growth, page 56

4.	We note your disclosure in response to prior comment 16, which we reissue in part. Please expand your disclosure relating to your shareholders and clarify whether their global network provides access to partnerships and collaborations in the medical and orthopedic industries.

Response: Please refer to the revised disclosure in the section titled “Our majority shareholder and senior management team provide a strong regional network for our expansion plans.”

Our Growth Prospects, page 57

5.	We note your response to prior comment 17, which we reissue. Please revise to disclose the addressable market for orthopedic treatments in Singapore and Southeast Asia, including any orthopedic devices.

Response: The Company respectfully submits that the size of the addressable market for orthopedic treatments in Singapore and Southeast Asia is not directly determinative of our future growth, given the high fragmentation of the market in such regions, the lack of market leadership dominance by other parties and our relatively small presence, size and revenue relative to such market. Nevertheless, please refer to the revised disclosure in the sections “Industry Overview” and “Increasing awareness and use of orthopedic treatments and devices”.

Our Business Model, page 59

6.	We note your response and revised disclosure on page 60 relating to your currently dormant entities, SKS and SKC. Please revise to provide additional detail regarding the purposes and types of patients that SKS and SKC were intended to serve and how your business strategy and customer profiles have changed over time. Please also revise your disclosure and the diagram on page 35 accordingly.

Response: The Company wishes to submit that Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd. was incorporated with the original intention to serve individual patients while Singapore Knee, Sports and Orthopaedic Services Pte. Ltd. was incorporated with the original intention to serve corporate clients.

Over time, such system of patients and clientele coverage has been revamped with Singapore Sports & Orthopaedic Clinic Pte. Ltd. serving the corporate outpatient segment, Singapore Sports & Orthopaedic Services Pte. Ltd. serving the corporate inpatient segment, SSOC Pte. Ltd. serving the individual outpatient segment, SSOS Pte. Ltd. serving the individual inpatient segment and Singapore Sports and Physiotherapy Centre Pte. Ltd. serving the outpatient physiotherapy segment.

In other words, the establishment of separate corporate entities within our Group has always been to segregate different types of services (inpatient and outpatient) and types of clienteles (corporate and individual). The Group’s business strategy and customer profiles have not changed materially over time in the course of our corporate history.

Please refer to the revised corporate charts and revised disclosure at “Corporate History and Structure” and page 60 of the Revised Draft Registration Statement. The Company believes that the existence of such dormant entities is immaterial relative to its current business and an extensive discussion of such dormant entities is not necessary towards an understanding of the Company. The Company wishes to emphasize that all activities relating to SKS and SKC have been conducted in strict compliance with Singapore law.

Our Patients and Clients, page 70

7.	We note your revised disclosure in response to prior comment 19 that your ten largest customers during the six months ended December 31, 2023 include 271 corporate clients who refer their employees to you for treatment. You also disclose that your ten largest customers for the fiscal years ended June 30, 2022 and June 30, 2023 included six corporate clients. Please revise to clarify how your ten largest customers included 271 corporate clients during the six months ended December 31, 2023 and discuss the factors that contributed to this increase in corporate clients.

Response: Please refer to the revised disclosure in the section “Customer Base.”

8.	We note your revised disclosure in response to prior comment 23 that 72% of your patients receive outpatient treatments. You also disclose on page 60 that your outpatient services include a wide range of non-surgical services. Please expand your disclosure to discuss the types of services and treatments that constitute inpatient and outpatient treatments, and clarify whether the majority of your outpatient treatments are non-surgical.

Response: Please refer to the revised disclosure in the added section “Our Treatment Procedure.” Outpatient treatments are non-surgical in nature.

Intellectual Property, page 72

9.	We note your response to prior comment 24 and reissue our comment in part. Please expand your disclosure relating to your registered trademarks, including the number of trademarks, when you obtained such trademarks, and the jurisdictions in which you registered such trademarks.

Response: Please refer to the revised disclosure in the section titled “Intellectual Property.” We believe that our disclosure on our singular trademark is in line with the level of detail provided by other registrants on Form F-1.

Licenses, Permits and Approvals, page 73

10.	We note your revised disclosure in response to prior comment 26 that you will submit a renewal application a reasonable period of time prior to the expiration of a patent. For each patent expiring in 2024, please clarify the status of each license, including the updated expiration date.

Response: The license for ionizing irradiating apparatus issued in May 2022 has been automatically converted to a separate license issued to a radiologist who is an independent contractor providing ad-hoc services to our Group due to recent changes in regulations. The license for ionizing irradiating apparatus issued in December 2022 has been automatically converted and extended with no expiry date due to recent changes in regulations.

Note 15. Amount Due From/(To) Related Parties, page F-34

11.	We have reviewed your revised disclosure in response to prior comment 35. Please revise your consolidated balance sheets to present the amounts due from a director and related parties as a deduction from equity, consistent with the guidance in Staff Accounting Bulletin Topic 4.E, or explain the reason why a change is not necessary. In addition, please disclose the full financial terms of the June 2023 agreement between Dr. Kevin Yip and Rainforest Capital VCC since payment is related to this agreement. Lastly, please clarify your disclosure to state whether Rainforest Capital VCC will pay cash to Basel Medical Group Ltd since the use of the word “offset” does not clearly indicate that the payment of cash will be made to settle the outstanding receivables and to state whether payment will be made if June 30, 2024 financial statements are not issued.

Response: We respectfully advise the Staff that SAB Topic 4.E specifically deals with receivables arising from the issuance of capital stock that has not yet been paid for. The amount due from a director and related parties does not originate from such a transaction. The amount due from a director, Dr. Kevin Yip, represents advances provided to cover various business expenses and other expenditures incurred on behalf of the director, Dr. Kevin Yip. The amount due from related parties pertains to loan granted to Singmed Investment Pte Ltd which is owned by Dr. Kevin Yip. These amounts are not unpaid subscriptions or receivables from stock issuance and thus fall outside the scope of SAB Topic 4E.

The amounts due from a director and related parties will be settled by netting against the remainder of the purchase consideration payable to Dr. Kevin Yip arising from his transfer of all the shares he held in Singmed Specialists Pte. Ltd. to Rainforest Capital VCC. Such outstanding receivables due from Dr. Kevin Yip and Singmed Investment Pte Ltd to our Group will be assigned to Rainforest Capital VCC upon final settlement between Rainforest Capital VCC and Dr. Kevin Yip, and Rainforest Capital VCC will pay Basel Medical Group Ltd in cash to fully settle this amount within two years after Basel Medical’s initial public offering.

We have provided additional disclosure under Notes 14 and 15 to present the agreement between Rainforest Capital VCC and Dr. Kevin Yip.

Note 16. Borrowings, page F-35

12.	We note your response to comment 36. Please clearly disclose which specific term loans and corresponding amounts have been classified as current liabilities.

Response: We respectfully advise that there were breaches of covenants pertaining to Term Loans #6 and #9 as disclosed in Note 16 to the financial statements. The full outstanding balances of these two loans are recorded as current liabilities as of December 31, 2023 and June 30, 2023, on a prudent basis, even though the lender has not requested any early repayment to date. We have provided additional disclosure to present the current and non-current portions of each of the term loans in Note 16 on pages F-35 and F-88.

13.	We note your response to comment 37. You disclose that the risk of any cross-default or cross-acceleration provisions is low. Please specifically disclose whether there are cross-default and cross-acceleration provisions in your term loan agreements and correspondingly summarize the terms. Please also tell us how you determined the risk of these provisions is low and do not need to be considered when determining the balance sheet classification of your remaining term loans. In addition, please revise the relevant risk factor on page 16 to reflect that loans are currently are in default.

Response: We respectfully advise the Staff that there are no cross-default and cross-acceleration provisions in our term loan agreements. This confirmation is based on the review of term loan agreements which did not reveal any clauses that would trigger a default or acceleration of other loans due to a breach in one of the loans.

The risk of any cross-default or cross-acceleration provisions is deemed low based on the absence of such provisions in our loan agreements. Therefore, the current classification of our remaining term loans on the balance sheet does not need to consider potential cross-defaults or cross-accelerations.

We have provided additional disclosure under the risk factor titled “Any failure to comply with the restrictions in our bank loans could result in an event of default that could materially adversely affect our business, financial condition, and results of operations” to reflect the risk that such loans are currently in default.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms and undertakes that it shall provide the Commission with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Thank you for your time and attention.

Very truly yours, For and on behalf of Basel Medical Group Ltd

/s/ Raymond Wai Man Cheung
Name: Raymond Wai Man Cheung Position: Chief Executive Officer